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                                                               Exhibit 11(a)(14)


Contact:   London:
           Smithfield Financial
           John Kiely
           0207 360 4900

           New York:
           Kekst and Company
           Ruth Pachman / Sarah Zitter Milstein
           212-521-4800


                                                           FOR IMMEDIATE RELEASE

                 STAGECOACH COMPLETES ACQUISITION OF COACH USA

NEW YORK, NEW YORK, JULY 26, 1999 -- Stagecoach Holdings plc announced today in connection with its acquisition of Coach USA, Inc. (NYSE: CUI) that its subsidiary SCH Holdings Corp. has completed its cash tender offer for all outstanding shares of common stock of Coach, at a price of $42.00 per share.

As of the expiration of the tender offer, approximately 25,177,547 shares or 97.0% of Coach's outstanding common stock had been tendered, including approximately 1,077,920 shares tendered by guaranteed delivery.

The tender offer is being followed by a merger today of SCH Holdings Corp. and Coach, in which the remaining Coach shares outstanding are being converted into the right to receive $42.00 in cash per share, without interest thereon, and Coach is becoming a wholly owned subsidiary of Stagecoach. The transaction is valued at approximately $1.7 billion, including assumption of debt.

Mr. Brian Souter, executive chairman of Stagecoach, welcomed the acceptance of the tender offer. "We are delighted that our offer has been successful. We are excited at the opportunities to develop the Coach businesses both through acquisitions and by organic growth."

The shares of Coach will be placed in voting trusts pending approval of the transaction by the United States Surface Transportation Board, expected in the latter half of 1999.



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